Exhibit 99.1

MACROCURE LTD.

25 Hasivim Street, Petach Tikva 4959383, Israel

December 4, 2014

________________________________

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON DECEMBER 30, 2014

________________________

Dear Macrocure Ltd. Shareholders:

We cordially invite you to attend a Special General Meeting of Shareholders, or the Meeting, of Macrocure Ltd., or the Company, to be held at 3:00 p.m. (Israel time) on Tuesday, December 30, 2014, at our offices at 25 Hasivim Street, Petach Tikva 4959383, Israel.

The Meeting is being called for the purpose of voting on the approval of a compensation policy for the Company’s executives and directors, in accordance with the requirements of the Israeli Companies Law, 5759-1999, or the Companies Law.

Our Board of Directors recommends that you vote in favor of the proposal, which is described in the attached Proxy Statement.

Shareholders of record at the close of business on Monday, December 1, 2014 are entitled to vote at the Meeting.

Shareholders who do not expect to attend the Meeting in person are requested to mark, date, sign and mail the enclosed proxy or voting instruction form as promptly as possible in the enclosed stamped envelope. If voting by mail, the proxy must be received by our transfer agent or at our registered office at least 48 hours prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card. In the alternative, shareholders who hold their shares in street name may be able to utilize the control number appearing on their voting instruction form to submit their voting instruction to their brokers, trustees or nominees by other means, including via the Internet (at www.proxyvote.com), if so indicated on their voting instruction form. An electronic copy of the enclosed proxy materials will also be available for viewing at http://investor.macrocure.com/. The full text of the proposed resolutions, together with the form of proxy card for the Meeting, may also be viewed beginning on Thursday, December 4, 2014, at the registered office of the Company, 25 Hasivim Street, Petach Tikva, Israel, from Sunday to Thursday (excluding holidays), 10:00 a.m. to 5:00 p.m. (Israel time).  Our telephone number at our registered office is +972-3-923-5556.

Sincerely, David Ben-Ami Chairman of the Board of Directors

MACROCURE LTD.

25 Hasivim Street, Petach Tikva 4959383, Israel

+ 972-3-923-5556

__________________________

PROXY STATEMENT

______________________

SPECIAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors, or the Board, of Macrocure Ltd., to which we refer as Macrocure or the Company, to be voted at a Special General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of Special General Meeting of Shareholders. The Meeting will be held at 3:00 p.m. (Israel time) on Tuesday, December 30, 2014, at our offices at 25 Hasivim Street, Petach Tikva 4959383, Israel.

This Proxy Statement, the attached Notice of Special General Meeting of Shareholders and the enclosed proxy card or voting instruction form are being mailed to or otherwise made available to holders of Macrocure ordinary shares, on or about Thursday, December 4, 2014.

You are entitled to vote at the Meeting if you hold ordinary shares as of the close of business on Monday, December 1, 2014, the record date for the Meeting. You can vote your shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The Meeting is being called for the purpose of voting on the approval of a compensation policy for the Company’s executives and directors, in accordance with the requirements of the Israeli Companies Law, 5759-1999, or the Companies Law.

We will also transact such other business as may properly come before the Meeting or any postponement or adjournment thereof.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” the proposal.

Quorum

On November 28, 2014, we had 16,262,465 ordinary shares issued and outstanding. Each ordinary share outstanding as of the close of business on the record date, Monday, December 1, 2014, is entitled to one vote upon each proposal to be presented at the Meeting. Under our Articles of Association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing at least twenty-five percent (25%) of our voting power. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, time and place), or to a day, time and place determined by the Chairman of the Meeting. At such adjourned meeting the presence of at least two shareholders in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum.

Vote Required for Approval of the Proposal

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is necessary for the approval of the proposal.

In addition, the approval of the proposal requires that either of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

●
approval by a majority of the ordinary shares held by non-controlling shareholders who do not have a personal interest in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

●
the total number of shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in our Company.

For purposes of the vote on the proposal, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or other office holder of the Company). A person is presumed to be a controlling shareholder for purposes of the proposal if it holds or controls, by itself or together with others, one-half or more of any one of the “means of control” of the Company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the Company, or (ii) the right to appoint directors of the Company or its chief executive officer.

We are unaware of any shareholder that would be deemed to be a controlling shareholder of our Company as of the current time for purposes of the vote on the proposal.

A “personal interest” of a shareholder, for purposes of the vote on the proposal, (x) includes an interest of any members of the shareholder’s immediate family (or spouses thereof) or an interest of a company with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or has the right to appoint a director or the chief executive officer; and (y) excludes an interest arising solely from the ownership of ordinary shares of the Company. In determining whether a vote cast by proxy is disinterested, the “personal interest” of the proxy holder is also considered and will cause that vote to be excluded from the disinterested vote, even if the shareholder granting the proxy does not have a personal interest in the matter being voted upon.

A controlling shareholder and a shareholder that has a personal interest are qualified to participate in the vote on the proposal; however, the vote of such shareholders will not be counted towards the majority requirement described in the first bullet point above and will not count towards the 2% threshold described in the second bullet point above.

A shareholder must inform our Company before the vote (or if voting by proxy, indicate on the proxy card) whether or not such shareholder has a personal interest, and failure to do so disqualifies the shareholder from participating in the vote on the proposal. Since it is highly unlikely that any of our public shareholders has a personal interest in the proposal and in order to avoid confusion in the voting and tabulation process, a shareholder who signs and returns a proxy card will be deemed to be confirming that such shareholder, and any related party of such shareholder, is not a controlling shareholder and has no personal interest with respect to the proposal.  If you believe that you, or a related party of yours, is a controlling shareholder or possesses a personal interest and you wish to participate in the vote on the proposal, you should indicate the existence of a personal interest on the enclosed proxy card and should furthermore contact our Chief Financial Officer, Shai Lankry, at shai@macrocure.com, who will advise you as to how to submit your vote for that proposal. If you hold your shares in “street name” (i.e., shares that are held through a bank, broker or other nominee) and believe that you possess a personal interest in the approval of either proposal, you may also contact the representative managing your account, who could then contact our Chief Financial Officer on your behalf.

How You Can Vote

You can vote your shares by attending the Meeting or by completing and signing a proxy card or voting instruction form. If you are a shareholder of record, that is, your shares are registered directly in your name with our transfer agent, Continental Stock Transfer & Trust Company, these proxy materials are being sent directly to you by our transfer agent. The form of proxy card that has been mailed to you and that can be completed, signed and returned in the envelope that was enclosed with it provides the primary means for authorizing the voting of your ordinary shares without attending the Meeting in person. If you are a shareholder of record and have lost or misplaced the proxy card mailed to you, you may print a copy of the proxy card from: http://investor.macrocure.com and may complete and sign that proxy card (indicating the name of the record shareholder holding your ordinary shares) and return it to our Chief Financial Officer via e-mail to shai@macrocure.com or via fax to +972-3-923-5558. We reserve the right to require further identifying information from you if you submit your proxy card in that manner.  We will generally not be able to count a proxy card unless we receive it at our principal executive offices at 25 Hasivim Street, Petach Tikva 4959383, Israel, or our registrar and transfer agent receives it in the enclosed envelope not later than forty-eight (48) hours before the time fixed for the Meeting (that is, by December 28, 2014).

If your ordinary shares are held in a brokerage account or by a trustee or nominee, you are considered to be the beneficial owner of shares held in “street name,” and these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. Please follow the enclosed instructions to direct your broker, trustee or nominee how to vote your shares. Beneficial owners may be able to utilize the control number appearing on their voting instruction form to submit their voting instruction to their brokers, trustees or nominees by other means, including via the internet (at www.proxyvote.com), if so indicated on their voting instruction form. Alternatively, if you wish to attend the Meeting and vote in person, you must obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

If you provide specific instructions (by marking a box) with regard to the proposal, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions with respect to the proposal, your shares will be voted in favor of the proposal, in accordance with the recommendation of the Board. However, in the case of a voting instruction form, your broker will not be permitted to instruct the depositary to cast a vote with respect to the proposal (commonly referred to as a “broker non-vote”) if you do not provide voting instructions. In that circumstance, the shares held by you will be included in determining the presence of a quorum at the Meeting, but will not be considered “present” for the purpose of voting on the proposal. Such shares have no impact on the outcome of the voting on the proposal. In all cases, you must remember to indicate in writing whether you have a personal interest in the approval of the proposal. If you sign and return your proxy card or voting instruction form, the persons named as proxies will vote in their discretion on any other matters that properly come before the Meeting.

Who Can Vote

You are entitled to vote at the Meeting if you were a shareholder of record at the close of business on Monday, December 1, 2014. You are also entitled to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that was one of our shareholders of record at the close of business on December 1, 2014, or which appear in the participant listing of a securities depository on that date.

If your shares are registered directly in your name with our transfer agent, Continental Stock Transfer & Trust Company, LLC of New York, New York, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to submit your voting proxy directly to our Chief Financial Officer (as described under “How You Can Vote” above) or to vote in person at the Meeting.

Revocation of a Proxy

Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company at least 48 hours prior to the Meeting, will be voted in favor of the proposal and any other matters that may be presented to the Meeting, as described above.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about October 8, 2014. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, email, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available at the “Investor Relations” portion of our Company’s website, www.macrocure.com. The contents of that website are not a part of this Proxy Statement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of November 28, 2014 by:

•	each person or entity known by us to own beneficially 5% or more of our outstanding ordinary shares;

•	each of our directors and executive officers individually; and

•	all of our executive officers and directors as a group.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the U.S. Securities and Exchange Commission, or the SEC, and generally includes any shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table and the related footnotes, we deem ordinary shares issuable pursuant to options or warrants that are currently exercisable or exercisable within 60 days of November 28, 2014 to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of ordinary shares beneficially is based on 16,262,465 ordinary shares outstanding as of November 28, 2014. The beneficial ownership data provided below is based solely on information available to our Company and, in the case of major shareholders, has not been verified further. Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares.

Unless otherwise noted below, each shareholder’s address is c/o Macrocure Ltd., 25 Hasivim Street, Petach Tikva 4959383, Israel.

	Number and Percentage of Ordinary Shares Beneficially Owned
Name	Number		Percent
5% or Greater Shareholders (other than directors and executive officers)
Pontifax (Israel) and affiliated venture funds(1)	1,861,134	(2)	11.2%
Viola Private Equity I, L.P.(3)	1,822,006	(4)	10.8%
Viatcheslav Mirilashvili(5)	3,333,032	(6)	19.7%
Directors and Executive Officers
Nissim Mashiach	859,602	(7)	5.0%
Michael Molyneaux, MD	*		—
Shai Lankry	*		—
David Ben Ami	1,840,000		11.3%
Ze’ev Bronfeld	2,688,746		16.5%
Ranan Grobman	383,303	(8)	2.4%
Tomer Kariv	1,861,134	(9)	11.0%
Jonathan Kolber	—	(10)	—
Yuval Yanai	—		—
Katherine Wolf	—		—
All Directors and Executive Officers as a Group (10 persons)	7,652,795	(11)	44.6%

*Less than one percent.

(1)
The address of Pontifax (Israel) and its affiliated venture funds, to which we refer collectively as Pontifax, is 14 Shenkar St., Herzliya Pituach, PO Box 4093, Herzliya, 46140, Israel. Each of Mr. Tomer Kariv, who is the chief executive officer of Pontifax, and Mr. Ron Nussbaum, shares voting and dispositive power with respect to the shares held by Pontifax.

(2)	Includes an aggregate of 320,344 ordinary shares issuable upon the exercise of warrants at an exercise price per share of NIS 0.01, all of which are currently exercisable.

(3)
The address of Viola Private Equity I, L.P., or Viola, is Ackerstein Towers, Building D, 12 Abba Eban Avenue, 46120 Herzliya Pituach, Israel. Mr. Harel Beit-On, Mr. Shlomo Dovrat, Mr. Avi Zeevi and Mr. Eylon Penchas hold indirect interests in, and are directors in, and/or shareholders of, various entities that are the general partners of Viola and may be deemed to be the beneficial owners of the shares held by Viola.

(4)	Includes an aggregate of 669,898 ordinary shares issuable upon the exercise of warrants at the weighted average exercise price of NIS 0.01, all of which are currently exercisable.

(5)	The address of Viatcheslav Mirilashvili is Hamanofim St., Herzliya Pituach, Herzliya, 46725, Israel.

(6)
Consists of (i) (a) 2,254,010 ordinary shares and (b) 439,760 ordinary shares issuable upon the exercise of warrants that are currently exercisable at an exercise price per share of NIS 0.01, held by Mr. Mirilashvili, and (ii) (a) 391,184 ordinary shares and (b) 248,078 ordinary shares issuable upon the exercise of warrants that are currently exercisable at the weighted average exercise price per share of NIS 0.01, held by Vaizra Ventures Ltd., or Vaizra Ventures, an entity in which Viatcheslav Mirilashvili indirectly holds 100% of the equity. As described in footnote (8) below, an entity for which Ranan Grobman, a director of our company, serves as a director and in which he holds a 40% equity interest, holds a currently exercisable option to purchase 10% of the ordinary shares of our company beneficially owned by Mr. Mirilashvili (including shares held or beneficially owned by Vaizra Ventures), in the aggregate.

(7)	Consists entirely of options to purchase ordinary shares, all of which are currently exercisable.

(8)
Includes 333,303 ordinary shares that constitute 10% of the 3,333,032 ordinary shares beneficially owned by Mr. Mirilashvili (including via Vaizra Ventures), in the aggregate, which are subject to a currently exercisable option to purchase that is held by an entity in which Mr. Grobman holds a 40% equity interest and for which he serves as a director. Mr. Grobman disclaims beneficial ownership of those 333,303 ordinary shares except to the extent of his pecuniary interest therein.

(9)
Consists of the 1,861,134 ordinary shares beneficially owned by Pontifax, for which Mr. Kariv serves as chief executive officer. Mr. Kariv and Ran Nussbaum share voting and dispositive power with respect to the shares held by Pontifax.

(10)
Excludes the 1,794,506 ordinary shares beneficially owned by Viola, for which Mr. Kolber serves as a general partner, as Mr. Kolber does not possess voting or dispositive power with respect to those shares.

(11)
Please see footnotes 7 through 10 above for information concerning the beneficial ownership of our directors and executive officers. In addition, the beneficial ownership of our directors and executive officers includes an additional 20,010 ordinary shares, in the aggregate, issuable upon the exercise of options to purchase ordinary shares that are currently exercisable or exercisable within 60 days of November 28, 2014.

PROPOSAL 1

APPROVAL OF COMPENSATION POLICY FOR EXECUTIVES AND DIRECTORS

Background

Under the Companies Law, the board of directors of an Israeli public company is required to appoint a compensation committee and to establish a compensation policy regarding the terms of engagement of office holders.  Under the Companies Law, the term “office holder” is defined as including each of the following: a general manager (chief executive officer); chief business manager; deputy general manager; vice general manager; any other person assuming the responsibilities of any of the foregoing positions, without regard to such person’s title; a director; and a manager who is directly subordinated to the general manager.

  At our Company, the office holders consist of our directors and executive officers who are listed in the table under “Management—Executive Officers and Directors” in the final prospectus from our initial public offering, filed with the SEC on July 31, 2014.

The Companies Law requires the compensation policy to serve as the basis for decisions concerning the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification and any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors, including advancement of a company’s objectives, business and its long-term strategy, and creation of appropriate incentives for executives.  It must also consider, among other things, the company’s risk management, size and the nature of its operations.  The compensation policy must furthermore consider the following additional factors:

               ●              the knowledge, skills, expertise and accomplishments of the relevant director or executive;

●	the director’s or executive’s roles and responsibilities and prior compensation agreements with him or her;

●	the relationship between the terms offered and the average compensation of the other employees of the company, including those employed through manpower companies;

               ●              the impact of disparities in salary upon work relationships in the company;

●	the possibility of reducing variable compensation at the discretion of the board of directors; and the possibility of setting a limit on the exercise value of non-cash variable compensation; and

●
as to severance compensation, the period of service of the director or executive, the terms of his or her compensation during such service period, the company’s performance during that period of service, the person’s contribution towards the company’s achievement of its goals and the maximization of its profits, and the circumstances under which the person is leaving the company.

               The compensation policy must include the following principles:

●	the link between variable compensation and long-term performance and measurable criteria;

●	the relationship between variable and fixed compensation, and the ceiling for the value of variable compensation;

●
the conditions under which a director or executive would be required to repay compensation paid to him or her if it was later shown that the data upon which such compensation was based was inaccurate and was required to be restated in the company’s financial statements; and

●	the minimum holding or vesting period for variable, equity-based compensation.

The compensation policy must also include appropriate incentives from a long-term perspective and maximum limits for severance compensation.

The compensation policy must be approved by the board of directors, after considering the recommendation of the compensation committee. The Companies Law also requires shareholder approval of the compensation policy by an ordinary majority of the shares present and voting that also constitutes a special majority, as described below. If the compensation policy is not approved by the shareholders, the board of directors may nonetheless approve the compensation policy, provided that the compensation committee and thereafter the board of directors concludes, following further discussion of the matter and for specified reasons, that such approval is in the best interests of the company. Pursuant to the Companies Law as currently in effect, a compensation policy that is for a period of more than three years must generally be approved by the board of directors and the shareholders every three years.

On December 3, 2014, following the recommendation of the compensation committee, our Board approved the Compensation Policy for Executive Officers and Directors of Macrocure Ltd., in the form attached as Appendix A to this proxy statement, or the “Compensation Policy”, in accordance with the provisions of the Companies Law.

When considering the proposed Compensation Policy, the compensation committee and our Board considered various factors, including the relevant matters and provisions set forth in the Companies Law, and reviewed various data and information they deemed relevant, with the advice and assistance of management and legal advisors.

Proposed Resolution

We are proposing that our shareholders adopt the following resolution at the Meeting:

“RESOLVED, that, in compliance with the requirements of the Israeli Companies Law, 5759—1999, the Compensation Policy for Executive Officers and Directors of Macrocure Ltd., in the form attached as Appendix A to the proxy statement with respect to our Special General Meeting of Shareholders held on December 30, 2014, and as previously approved by the board of directors at the recommendation of the compensation committee, be, and the same hereby is, approved.”

Required Majority

The vote required for the approval of the compensation policy for our executives and directors is the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions).

In addition, the approval of the compensation policy requires that either of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

●
the majority voted in favor includes a majority of the shares held by non-controlling shareholders who do not have a personal interest in the approval of the compensation policy that are voted at the Meeting, excluding abstentions; or

●
the total number of shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against the approval of the compensation policy does not exceed two percent (2%) of the aggregate voting rights in our Company.

Please see the section entitled “Vote Required for Approval of the Proposal” above for the definitions of “controlling shareholder” and “personal interest” for purposes of the vote required for approval of the proposal.

Please also see the discussion under “Vote Required for Approval of the Proposal” above for instructions as to how to vote in the event that you possess a personal interest in the approval of the proposal.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the proposed resolution under Proposal 1.

ADDITIONAL INFORMATION

 The Company’s final prospectus from its initial public offering, filed with the SEC on July 31, 2014, is available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investor Relations section of the Company’s website at www.macrocure.com.

 The Company is subject to the information reporting requirements of the Exchange Act, applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580 Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules

Petach Tikva, Israel December 4, 2014	By order of the Board of Directors: David Ben Ami, Chairman of the Board of Directors

APPENDIX A

COMPENSATION POLICY FOR EXECUTIVE OFFICERS AND DIRECTORS
OF MACROCURE LTD. (THE “COMPANY”)

1.	OBJECTIVES OF THE COMPENSATION POLICY

This compensation policy (the “Compensation Policy” or the “Policy”) constitutes the Compensation Policy (as such term is defined in the Companies Law) of the Company with respect to the determination of Terms of Office and Engagement of Office Holders (as such term is defined in the Companies Law), if and to the extent such determination is required by the Companies Law to be made pursuant to the Compensation Policy.

This document shall apply to the Company's Office Holders:  the Company’s directors, chief executive officer (the “CEO”), and members of the Company's executive management, each person fulfilling any such position even if the person’s title is different.

To the extent that an Office Holder's engagement or service is effected pursuant to an agreement between the Company or any Affiliate thereof, on the one hand, and an Affiliate of the Office Holder, on the other hand, then this Compensation Policy shall apply, mutatis mutandis, to the same extent as if the service or engagement would have been made pursuant to an agreement with the Office Holder personally. To the extent that an Office Holder's engagement or service (including, a director serving in such capacity or in other capacities) is not through an employment relationship with the Company or any Affiliate thereof then this Compensation Policy shall apply, mutatis mutandis.

This document does not grant any rights whatsoever to an Office Holder.  The Terms of Office and Engagement of an Office Holder shall only be as set forth in an agreement between such Office Holder and the Company or its Affiliates, in a written undertaking of the Company or its Affiliates or in a resolution of the relevant organ of the Company or such Affiliate setting forth the Terms of Office and Engagement and their applicability to the relevant Office Holder, and, in each case, as prescribed by Applicable Law. No representation or warranty is made by the Company in adopting this Policy, and no custom or practice shall be inferred from this Policy or the implementation thereof, which is specific and to be applied on a case-by-case basis.

This document determines (among other things) the maximum values for the various components of compensation.  Awarding compensation to an Office Holder in an amount that is less than the amounts specified in this document shall not be deemed to be a deviation from the provisions of this Compensation Policy and shall not require the approval of the shareholders that is required by Applicable Law in the event of deviation from the terms of the Compensation Policy.

This Compensation Policy shall apply to the Terms of Office and Engagement of Office Holders that are approved following the date of approval of this Compensation Policy. This Compensation Policy does not derogate from existing contractual obligations, as of the date of approval of this Compensation Policy, between the Company and its office holders.

To the extent that after the date this Compensation Policy is approved in accordance with the Companies Law relief is granted under Applicable Law with respect to the mandatory or minimum requirements prescribed by Applicable Law to be included in a Compensation Policy as of the date hereof, or such that any limitation contained in this Compensation Policy is more stringent than that required by Applicable Law, then such relief or less stringent limitation shall be deemed incorporated by reference into this Compensation Policy notwithstanding anything else to the contrary.

2.	DEFINITIONS

2.1.
“Affiliate” of any Person, shall mean any other Person that, directly or indirectly through one or more intermediaries, is controlled by such Person, and the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

2.2.
 “Applicable Law” shall mean any applicable law, rule, regulation, statute, extension order, judgment, order or decree of any federal, state or local governmental, regulatory or adjudicative authority or agency, of any jurisdiction, and the rules and regulations of any stock exchange or trading or quotation system on which the securities of the Company are then traded, listed or quoted.

2.3.	“Board” means the Board of Directors of the Company.

2.4.	“Committee” means the Compensation Committee within the meaning of the Companies Law.

2.5.	“Companies Law” means the Israeli Companies Law, 5759-1999 together with the regulations promulgated thereunder, all as amended from time to time.

2.6.	“Director” means any member of the Board of Directors of the Company.

2.7.	“Executive” means any Office Holder, other than a Director in his or her capacity as a Director.

2.8.	“Office Holder” has the meaning as set forth in the Companies Law, regardless of whether such Office Holder is employed by the Company or an Affiliate thereof.

2.9.
“Person” means (whether or not a capitalized term) any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint-stock company, trust, estate, unincorporated organization or other entity.

2.10.	“Terms of Office and Engagement” has the meaning set forth in the Companies Law.

2.11.
Terms not otherwise defined herein shall have the meaning ascribed to them in the Companies Law, unless the context dictates otherwise. To the extent any provision herein conflicts with the conditions of any Applicable Law, the provisions of the Applicable Law shall prevail over this Compensation Policy and the Board is empowered hereunder to interpret and enforce such prevailing provisions. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms.  The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”.  References to any law or regulation, rule or ordinance, including any section or other part thereof, shall refer to that it as amended from time to time and shall include any successor law. The use of captions and titles in this Compensation Policy is for the convenience of reference only and shall not affect the meaning of any provision of this Plan.

3.	Administration

3.1.
To the extent permitted under the Companies Law, this Compensation Policy shall be administered by the Board, unless and to the extent an action necessary for the administration of this Compensation Policy is required under the Companies Law to be taken by the Committee (and in any such event, all references herein to the Board shall be construed as references to the Committee).

3.2.
Subject to the terms and conditions of this Compensation Policy and any mandatory provisions of Applicable Law, and in addition to the Board's powers provided elsewhere in this Compensation Policy and by the Companies Law, the Board shall have full authority in its discretion, from time to time and at any time, to determine any of the following:

3.2.1	to interpret the Compensation Policy;

3.2.2	prescribe, amend and rescind rules and regulations relating to and for carrying out the Compensation Policy, as it may deem appropriate; and

3.2.3	any other matter which is necessary or desirable for, or incidental to, the administration of the Compensation Policy and any determination made pursuant thereto.

4.	General Background

4.1
This Compensation Policy is made, and the Terms of Office and Engagement determined pursuant hereto shall be determined, on the basis of various considerations, including, those listed below. As a US traded company engaged in developing, manufacturing and commercializing novel cell therapy products to address unmet needs in the treatment of chronic and other hard-to-heal wounds, the Company competes with other companies in the same and related fields to recruit and retain managers and leading professionals. The Company's Compensation Policy was designed, among other things, to ensure the Company's ability to recruit and retain the highly talented management personnel that have appropriate qualifications is one of the key elements to the Company. The Company believes that in order to attract and retain competent and skilled Office Holders that would support the efforts to create shareholder value, the levels of Terms of Office and Engagement should be competitive and should generally be within a range of between average and above average levels in comparables companies. In certain circumstances, in order to attract talents that are considered unique by the Company, the Terms of Office and Engagement may exceed the above levels.

4.2
The Terms of Office and Engagement under which such Office Holders are retained should reflect the anticipated contribution of such Office Holders to the Company and its business, should reflect the scope of authority and responsibilities of the Office Holder and should create adequate incentives for such Office Holders to dedicate their full attention, skills and efforts to the success and growth of the Company. The Terms of Office and Engagement should also reflect the notion that Executives serving in roles having responsibility over fully integrated global operations should be considered in relation to comparable global roles while Executives serving in particular localities should be considered in relation to comparable roles in such localities.

4.3
In addition, the Company believes that the Terms of Office and Engagement should create appropriate incentives for the Company’s Office Holders, considering, among other things, the Company’s risk management policy and should reflect a balance between short term and long term achievements, between personal performance of an Office Holder and performance of the Company or specific divisions or regions of the Company, between past performance and future performance and taking into account various other considerations that are appropriate in each individual case. With respect to risk management, the Company will strive to create balanced compensation arrangements under which an Office Holder will be, on the one hand, motivated to contribute to the achievement of corporate targets by creating a link between performance and compensation, and, on the other hand, attention will be given to the need to allocate an appropriate portion to compensation that is not based on performance with a view to maintaining caution as to the tolerance of risk management. Moreover, the Company believes that the Terms of Office and Engagement of each Office Holder are both a reflection of the Company's general policies and the individual circumstances relating to the retention of such Office Holder, and therefore, there may be variations between the Terms of Office and Engagement of different Office Holders.

4.4
The Company is a fully integrated biopharmaceutical company, focused on developing, manufacturing and commercializing novel cell therapy products to address unmet needs in the treatment of chronic and other hard-to-heal wounds. In addition, the Company operates in an environment and in markets that are dynamic and are continuously in flux offering multiple and different challenges.  Accordingly, in connection with the determination of the Terms of Office and Engagement of each Office Holder, appropriate attention should be given to the particular circumstances and challenges of such Office Holder.

4.5.
The Terms of Office and Engagement in case of recruitment of an Office Holder should be determined after consideration is given to the terms offered to comparable Office Holders in comparable companies, to the extent such information is readily available, with a view to the Company's ability to offer competitive terms and retain competent and capable Office Holders.

5.	SPECIFIC CONSIDERATIONS IN THE DETERMINATION OF TERMS OF OFFICE AND ENGAGEMENT

The Company's Board and Committee believe that for the purpose of achieving the objectives of the Company's Policy, the overall compensation of each employee and in particular of Office Holder should be comprised of a number of different components and predominantly based on the general considerations set forth in Section 5.1 below, the corporate performance criteria set forth in Section 5.2 below and the level of achievement of individual objectives set forth in Section 5.3 below.

5.1	General Considerations

5.1.1	The education, skills, expertise, professional experience, references, reputation and achievements of the Office Holder;

5.1.2	If applicable, the experience, references, reviews, achievements and sustained performance of the Office Holder over time within the Company and its Affiliates;

5.1.3	The seniority, tenure and duration of employment with or service to the Company or its Affiliates;

5.1.4	The job function, organizational level, position and areas of and scope of responsibility and authority of the Office Holder;

5.1.5	The obligations, roles and objectives imposed on such Office Holder under Applicable Law;

5.1.6	Prior Terms of Office and Engagement with the Company and its Affiliates or previous employers;

5.1.7	The then current and prospective condition of the Company's business, affairs, budget, operations, activities, liabilities, financial results, plans and strategy;

5.1.8	The terms of compensation of other groups of employees of the Company and its Affiliates that are determined to be relevant;

5.1.9
The employment or compensation practices of comparable companies.  The extent to which reference to comparable companies shall be required, as well as the parameters for determination of the identity of the companies which are comparable, shall be examined in each instance. Such parameters may include: the field of operation or industry, activities along the value chain conducted by the Company, public or privately held companies, size, local or global operations and business conditions;

5.1.10	Intra-organizational implications, including impact on other relevant employees of the Company and its Affiliates;

5.1.11
The ratio between the Terms of Office and Engagement of the Office Holder and the total cost of employment (as defined in the Companies Law), and specifically the average and median total cost of employment (as defined in the Companies Law) of other employees of the Company, including for purposes of this section those engaged through manpower companies, and the effect of such differences on the employment environment in the Company;

5.1.12
If the Terms of Office and Engagement include variable components, the inclusion of provisions reducing variable components, at the Board’s discretion, and setting a limit to the value of an equity variable component upon its exercise;

5.1.13
If the Terms of Office and Engagement include termination grants, the term of office or engagement of the Office Holder, the Office Holder’s Terms of Office and Engagement during such period, the performance of the Company (or the applicable Affiliate or division) during such period, the Office Holder’s contribution towards the Company’s achievement of its goals and maximizing its profits, and the circumstances of termination;

5.1.14
If the Terms of Office and Engagement include equity or equity-linked components, the value thereof, the anticipated incentive associated with such components and any dilution resulting from the issuance of the securities; and

5.1.15	Such other considerations as are deemed relevant or applicable in the circumstances.

5.2. Corporate Performance

General goals and objectives relating to Company performance (or if applicable, the relevant Affiliate or division) and incentivizing the Office Holder to reach and achieve these goals.

5.3. Individual Performance

Specific performance goals or objectives defined for the Executive or for which such Executive is recruited or retained and incentivizing the Office Holder to reach and achieve these goals.

The relevance and applicability of the foregoing considerations shall be weighed in each particular instance, taking into account that the Company is a fully integrated biopharmaceutical company, focused on developing, manufacturing and commercializing novel cell therapy products to address unmet needs in the treatment of chronic and other hard-to-heal wounds in multi geographic regions and target markets, each of which may differ significantly in its employment practices.

The determination shall be made on the basis of all or part of the foregoing considerations and the weight of any particular consideration shall be as determined in the particular instance and based on the specific circumstances.

The Company may, but shall not be required to, obtain advice from external advisors and consultants for the purpose of assessing and determining the above considerations as the Company deems necessary, including, for the purpose of gathering relevant data, market research, labor common and best practices and economic/cost analysis.

6.	COMPONENTS OF TERMS OF OFFICE AND ENGAGEMENT OF AN EXECUTIVE

The Terms of Office and Engagement of an Executive may include a combination of all or any part of the following components. In each instance, a consideration shall be made as to which components are appropriate and their respective weight. Any deviation of up to 10% from the ratios and caps as set in this policy shall not be deemed as a deviation from this policy.

6.1 Fixed Compensation

6.1.1
In order to retain Executives, the Executives' base salary shall be reviewed annually during the course of the first quarter of each year, taking into consideration the challenges of the given year and the following year, the complexity of the Executives’ roles, their scope and importance to the Company's performance, all based upon the general considerations specified above.  The Executives' salary may be linked to any index.

6.1.2
Additional or related fixed benefits may include the following:

Pension; Education fund; Severance pay; Managers insurance; Disability insurance; Leased car or company car (as well as bearing the cost of related expenses or reimbursement thereof) or the value of the use thereof or transportation allowance; Telecommunication and electronic devices and communication expenses, including cellular telephone and other devices, personal computer/laptop, internet, etc. or the value of the use thereof; Paid vacation, including, if applicable, the redemption thereof; Sick days; Holiday and special occasion gifts; Convalescence pay; Payments of relocation related costs; and US 401(k) and medical insurance.

Exculpation and indemnification; General directors’ and officers’ liability insurance, including renewals thereof, with coverage substantially similar to the coverage in effect on the date of approval of this Compensation Policy of up to USD $30 million, or as may be increased from time to time to reflect the circumstances at the time (including the Company's activities, size and status, markets at which its shares are traded etc.) and at premiums that are substantially similar to the premiums in effect on the date of approval of this Compensation Policy, or as may be increased from time to time to reflect the foregoing circumstances (provided that the annual increase in premiums shall be up to 15% per year). The corporate retention will not exceed market customary retentions for these kind of policies; Directors’ and officers' liability insurance with respect to specific events, such as public offerings, or with respect to periods to time following which the then existing insurance coverage ceases to apply, such as "run-off" coverage in connection with a change in control; such polices may also cover liability of Office Holders who are deemed to be a controlling shareholder of the Company or a relative thereof), as may be determined from time to time.

6.1.4
Advance notice of termination, not exceeding the higher of the period required by Applicable Law or six (6) months. The Compensation Committee and the Board may approve an additional termination payment for an Office Holder provided such payment does not exceed the equivalent of six (6) monthly salaries. In this regard, the Compensation Committee and Board shall take into consideration the Office Holder's term of employment, the Office Holder's compensation during employment with the Company, the Company's performance during such period, the contribution of the Office Holder to achieving the Company's goals and the circumstances of termination.

6.1.5
Other benefits generally provided to Company employees (or any applicable Affiliate or division); Other benefits or entitlements mandated by Applicable Law; Other benefits and entitlements that are part of compensation practices in the industry, relevant geographical location, Change-of-control provisions, region of activity or jurisdiction.

Any of the above benefits may be within the requirement mandated by Applicable Law or in excess thereof. Any of the above benefits may include gross up of taxes and mandatory payments required to be made by Applicable Law.

6.2            Variable Compensation

6.2.1
The Company believes that the Terms of Office and Engagement should reflect a balance between short term and long term achievements, between personal performance of an Office Holder and performance of the Company or specific divisions or regions of the Company, between past performance and future performance and taking into account various other considerations that are appropriate in each individual case. Therefore, the Company believes that annual Variable Compensation (which may include plan-based annual bonuses, special bonuses and the value of equity, as set forth in sections 6.2.2 and 6.2.3 hereunder) may constitute up to 85% and 75% of the overall (combined fixed and variable) annual compensation, for the CEO and for other Executives, accordingly.

             6.2.2        Bonuses may include plan-based annual bonuses and other bonuses:

   6.2.2.1        Annual Bonus Plan

(a)
With respect to each year, an Executive Management Bonus Plan (the “Bonus Plan”) shall be prepared, containing a set of objectives for the Executives based on the Company’s performance on a long-term basis and pursuant to measurable criteria. The Bonus Plan may, but shall not be required to, be set out in individual agreements with the applicable Executives. To the extent applicable, the Bonus Plan shall be revisited during the annual period to account for recruitments and promotions during such year.

(b)	The criteria and the method of measuring the criteria underlying the bonuses may differ from period to period and from one Executive to another.

(c)
The terms of each bonus shall apply specific weight to each criterion (if included in such bonus) in determining the resulting bonus payments based on actual achievement or occurrence against such criteria.

(d)
Notwithstanding anything to the contrary, to the extent permitted by the Companies Law, bonuses to an Executive (other than the CEO) may be determined by the CEO, in whole or in part, on the basis of criteria which is not measurable, but taking into account the contribution of the Executive to the Company and its Affiliates.

(e)
The criteria based on which the annual bonus may be paid may include corporate, strategic and financial measures, as well as leadership and management measures relating to the Executive’s business unit, department or individual performance, including: (i) contribution to the management and corporate values, vision and mission; (ii) ability to hire, manage and motivate personnel in support of Company’s objectives; and (iii) management of functions and responsibilities within set financial budgets and forecasts. The terms of the bonus may determine the impact of one-time events and those which are not under the control of management of the Company. In the case of partial employment, potential bonus shall be adjusted accordingly.

(f)
The Terms of Office and Engagement of an Executive may include that a non-material portion of the bonus, which shall be up to 20%, may be granted on the basis of non-measurable criteria and/or discretionary evaluation considering the contribution of the Executive to the Company.

(g)
The target bonus payable to the CEO pursuant to the Bonus Plan for a certain year shall be up to 70% of the annual base salary of the CEO for the specific year, and the target bonus payable to other Executives pursuant to the Bonus Plan for a certain year shall be up to 50% of the annual base salary of such Executive for the specific year. For all Executives, the maximum bonus amount per year under the Bonus Plan shall not exceed 150% of the target bonus.

(h)
Examples of measurable criteria (which may be determined on a Company-wide or divisional basis) that may be considered include: financial results (whether GAAP or non-GAAP); sales and marketing objectives; productivity indices and growth in the volume of activity; cost savings; execution of projects; executing distribution agreements; promotion of strategic targets; promotion of innovation; attainment of milestones; meeting the Company’s budget; and compliance with corporate governance rules and regulatory requirements.

                                                   6.2.2.2         Special Bonus

(a)
The Terms of Office and Engagement of an Executive may include other bonuses (“Special Bonuses”).  Such Special Bonuses shall be based on the achievement by the Company (or the applicable Affiliate or division) or the Executive of specific goals or the occurrence of specific events (such as public offerings, acquisitions or specific projects achievements), and may include retention and signing bonuses.

(b)
The Special Bonus payable to an Executive shall not exceed, together with the annual bonus paid pursuant to the Bonus Plan described in Section 6.2.2.1, (i) with respect to the CEO, 300% of the CEO’s annual base salary for the specific year, and (ii) with respect to other Executives, 200% of the Executive’s annual base salary for the specific year.

Notwithstanding the above, under special circumstances and after reconsidering the terms of this Compensation Policy, the bonus payable to an Executive pursuant to the Bonus Plan or Special Bonus for a certain year or event may exceed the percentages set forth above, if so resolved by the Committee and the Board to be in the interest of the Company.

6.2.3           Equity Awards

6.2.3.1
Equity awards will be made in the forms prescribed by the Company’s 2013 Share Incentive Plan, as amended, and under such other equity plans for employees of the Company or its Affiliates that the Company may adopt from time to time (the “Equity Plans”). These include: options to purchase Ordinary Shares of the Company, restricted stock units, restricted shares, performance based awards and any other type of equity compensation that is based on the Company's securities. Equity awards may be granted under applicable tax regimes.

6.2.3.2
Equity awards to Executives will be subject to a vesting period (or reverse-vesting, as applicable) of no less than two (2) years (including periodic vesting dates during such period), with a minimum period of one (1) year prior the vesting of the first tranche, or as set forth in the Equity Plans and the grant agreement executed with the Executive pursuant thereto. Such minimum vesting or holding period is an appropriate incentive, on a long-term basis. However, as set forth in the Equity Plans, the Board, in its role as Equity Plan administrator, shall have the authority to determine the specific vesting schedule, including partial or full acceleration of vesting of equity awards in certain events, including termination events or change in control, as the Equity Plan administrator deems appropriate, as well as other adjustments, modifications and changes to the terms of the equity awards, as permitted under the terms of the Equity Plans.

6.2.3.3
The maximum value (determined as of the date(s) of grant) of all equity awards, in the aggregate, that are granted to a particular Executive on an annual basis shall be equal to 300% and 150% of the annual base salary of that Executive in the case of the CEO and all other Executives, respectively.

6.2.3.4
In the event that equity awards granted to groups of employees of the Company and/or its Affiliates are subject to a re-pricing or other amendment of terms that is applied to the entire group of such employees, then such re-pricing or other amendment may be applied also to Office Holders that constitute part of the same group.

6.2.3.5
The Company may approve to continue the vesting and/or the exercise eligibility of an Office Holder’s equity awards after termination of such Office Holder’s service or engagement, in excess of the provisions of the Equity Plans (including, during transition or adjustment periods or thereafter).

7.	COMPONENTS OF TERMS OF OFFICE AND ENGAGEMENT OF A DIRECTOR

The Terms of Office and Engagement of a Director may include a combination of all or any part of the following components. In each instance, a consideration shall be made as to which components are appropriate and their respective weight. The Terms of Office and Engagement of an External Director (as defined in the Companies Law) shall also be subject to the Companies Law, and may be determined as permitted by the Companies Law and the applicable regulations promulgated thereunder.

7.1            Fees and benefits

7.1.1
Periodic fees - Fees payable with respect to a period of service, typically annual fee. The terms of the periodic fees may refer to circumstance and the effect of partial service throughout the relevant period on the fee entitlement.

7.1.2	Per meeting fees - A fee payable for each meeting of the Board and/or any committee thereof, whether participation was in person, through a telephone or through a written consent;

7.1.3	Reimbursement of expenses, including travel, stay and lodging;

7.1.4	Insurance, exculpation and indemnification;

7.1.5	Other compensation, benefits or entitlements mandated by Applicable Law; and

7.1.6	Other benefits and entitlements that are part of compensation practices in the industry, relevant geographical location, region of activity or jurisdiction.

7.2            Equity Awards

7.2.1
The provisions of Sections  6.2.3.1, 6.2.3.2 and 6.2.3.4 shall apply to awards of equity grants to Directors, provided, however, that equity awards to Directors will instead be subject to a vesting period (or reverse-vesting, as applicable) of one year (at which time the entirety of the award shall vest or reverse-vest, as applicable), except for the initial grant to a particular Director and unless a longer period is set forth in a grant agreement entered into with a Director.

7.2.2
With respect to equity awards to Directors not settled for cash, the maximum equity award annual compensation value on the date of grant for each equity award shall preserve the ratio between the fixed component and the variable component, as set forth in section 6.2.1.

8.	RECOUPMENT

The Terms of Office and Engagement of an Office Holder shall include provisions that require an Office Holder to repay to the Company amounts paid to such Office Holder as part of the Terms of Office and Engagement, if they were paid on the basis of figures that later transpired to be incorrect and were restated in the Company’s financial statements. The Compensation Committee shall be entitled to determine the amounts and conditions of such repayment, which may include terms under which (i) repayment will be made either on a pre-tax basis or an after-tax basis, unless and to the extent the Office Holder was able to recoup tax payments made with respect to the amounts to be repaid, (ii) no repayment obligation shall arise after the lapse of a period of time to be set forth in the Terms of Office and Engagement of an Office Holder, being no less than two years from the date on which the original payments was due to be made, (iii) the period of time of no more than 12 months over which the repayment payments to the Company shall be made and the ability to make the repayment in installments, (iv) no repayment obligation shall arise in the event that the reason or basis for the restatement was due to changes in the Applicable Law, including generally acceptable accounting principles or financial reporting standards; and (v) such other provisions as determined in each case. Nothing in this Section  8 shall derogate or limit from any other or similar provisions imposed on an Office Holder by Applicable Law, including, securities laws.

9.	EFFECTIVENESS; TERM

9.1	The Compensation Policy shall take effect upon its approval in accordance with the Companies Law.

9.2
The term of this Compensation Policy shall not be limited in time, except that it will terminate at the earlier of (i) such time that the Compensation Policy is no longer in effect under the Companies Law, or (ii) such time that the Compensation Policy is terminated by the Board, to the extent that the Board has the power under the Companies Law to terminate the Compensation Policy, or (iii) such time as the Company as the determination of Terms of Office and Engagement of Office Holders is not required to be made pursuant to a Compensation Policy under the Companies Law, including, without limitation of the foregoing, in the event that the Company ceases to be a Public Company (as defined in the Companies Law), in which case this Compensation Policy shall have no effect with respect to Terms of Office and Engagement of Office Holders with respect to the period after the Company ceasing to be a Public Company.

10.	NON-EXCLUSIVITY OF THIS POLICY

10.1
Neither the adoption of this Policy nor the submission of this Policy to shareholders of the Company for approval (to the extent required under the Companies Law), shall be construed as creating any limitations on the power or authority of the Board or the Committee to adopt such other or additional incentive or other compensation arrangements of whatever nature as they may deem necessary or desirable or preclude or limit the continuation of any other policy, practice or arrangement for the payment of compensation or fringe benefits to employees generally, or to any class or group of employees, which the Company or any Affiliate now has lawfully put into effect, including, without limitation, any retirement, pension, savings and stock purchase plan, insurance, death and disability benefits and executive short-term or long-term incentive plans.

10.2	The Terms of Office and Engagement of an Office Holder may contain such other terms and conditions not inconsistent with this Compensation Policy (to the extent required by the Companies Law).

11.	GOVERNING LAW

The Policy shall be governed by the laws of the State of Israel, excluding its conflict of law rules, except with respect to matters that are subject to tax or labor laws in any specific jurisdiction, which shall be governed by the respective laws of such jurisdiction. Certain definitions, which refer to laws other than the laws of such jurisdiction, shall be construed in accordance with such other laws.

12.	SEVERABILITY

If any provision of this Policy shall be determined to be illegal or unenforceable by any court of law in any jurisdiction, the remaining provisions hereof and thereof shall be severable and enforceable in accordance with their terms, and all provisions shall remain enforceable in any other jurisdiction.  In addition, if any particular provision contained in this Policy shall for any reason be held to be excessively broad as to duration, geographic scope, activity or subject, it shall be construed by limiting and reducing such provision as to such characteristic so that the provision is enforceable to fullest extent compatible with the applicable law as it shall then appear.